

03054846

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coldbrooke Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2601 Main Street #700
(No. and Street)

Irvine, CA 92614
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary L. Kaltenbach (949) 794-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carlson & Smith, LLP
(Name – *if individual, state last, first, middle name*)

21900 Burbank Blvd, #200, Woodland Hills, CA 91367
(Address) (City) (State) (Zip Code)



SEC MAIL PROCESSING
RECEIVED
MAY 30 2003

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary L. Kaltenbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coldbrooke Financial Services, Inc., as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me
this 27th day of May, 2003

Notary Public

Signature

President

Title


EDWARD S. INOUYE
COMM. #1369842
Notary Public-California
ORANGE COUNTY
My Comm. Exp. Aug 13, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLDBROOKE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT
FOR THE YEAR ENDED
March 31, 2003



SEC MAIL PROCESSING
RECEIVED
MAY 30 2003
WASH. D.C.
187
SECTION

CARLSON
&
SMITH LLP
CERTIFIED PUBLIC ACCOUNTANTS

WARNER CENTER
21900 BURBANK BOULEVARD, SUITE 200
WOODLAND HILLS, CALIFORNIA 91367
(818) 887-3505
FAX (818) 887-6439

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Coldbrooke Financial Services, Inc.

We have audited the accompanying statement of financial condition of Coldbrooke Financial Services, Inc. as of March 31, 2003, and the related statement if income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coldbrooke Financial Services, Inc. at March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carlson + Smith LLP

Woodland Hills, California

May 26, 2003

COLDBROOKE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
For the Year Ended March 31, 2003

ASSETS		
Cash and cash equivalents	$	76,033
Other assets		33,287
	$	109,320
LIABILITIES AND STOCKHOLDER'S EQUITY		
Income taxes payable, including deferred taxes	$	10,923
Total liabilities		10,923
Stockholder's Equity		
Class A common stock, no par value, authorized 10,000 shares issued and outstanding 1,000 shares		1,000
Class B common stock, no par value, authorized 990,000 shares issued and outstanding 9,000 shares		9,000
Retained earnings		88,397
Total stockholder's equity		98,397
	$	109,320

See accompanying notes and auditors' report.

COLDBROOKE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
For the Year Ended March 31, 2003

Revenues		
Interest and dividends	$	1,070
Other income		5,013,471
		5,014,541
Expenses		
Salaries for voting stockholder officer	$	360,468
Other employee compensation and benefits		4,017,621
Regulatory fees and expenses		13,918
Other expenses		570,935
		4,962,942
Income (Loss) before income taxes		51,599
Provision for income taxes		21,833
Net income	$	29,766
Basic earnings per share	$	3

See accompanying notes and auditors' report.

COLDBROOKE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2003

	Capital Stock							
	Common Class A		Common Class B					
	Shares	Amount	Shares	Amount		Retained Earning		Total Stockholder's Equity
Balance at April, 1 2002	1,000	$ 1,000	9,000	$ 9,000	$	58,631	$	68,631
Net income (loss)						29,766		29,766
Balance at March, 31 2003	1,000	$ 1,000	9,000	$ 9,000	$	88,397	$	98,397

See accompanying notes and auditors' report.

COLDBROOKE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2003

Net income (loss)		$ 29,766
Adjustments to reconicle net income to net cash used in operating activities:		
(Increase) descrease in operating assets		
Accounts receivable	27,756	
Other current receivables	(12,122)	
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities	(336,527)	
Income tax payable	(2,845)	
Total adjustments		(323,738)
Net cash used for operating activities		(293,972)
Cash Flows From Investing Activities		
Collection on loan to shareholder	12,824	
Collection on advances to employees	6,087	
Net cash provided by investing activities		18,911
Cash Flows From Financing Activities		
Loan to shareholder	(1,000)	
Net cash used for financing activities		(1,000)
Net decrease in cash		(276,061)
Cash, April 1, 2002		352,094
Cash, March 31, 2003		$ 76,033

See accompanying notes and auditors' report.

Coldbrooke Financial Services, Inc.
Notes to Financial Statements
March 31, 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Coldbrooke Financial Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

(a) Business Activity

The Company is a registered limited broker dealer created to facilitate in the payment of commissions to registered representatives of Signator Investors, Inc. generated by the sale of John Hancock variable life and variable annuity products. The company is registered with the Securities and Exchange Commission and is a member of National Association of Securities Dealers (NASD). The Company receives overrides from the sale of John Hancock Variable Life Insurance Company products but does not participate in or facilitate their sale. As a broker dealer, the Company has only one registered representative and no non-registered employees. The Company does not anticipate selling any products to the general public or having any customer accounts.

(b) Revenue and Cost Recognition

The Company recognizes revenue for overrides as they are earned. The commissions earned by the registered representatives of Signator Investors, Inc. who are employed by the related entity wholly owned by the shareholder of the Company are recorded as income of the company when received. The commissions are paid to the related company on the same day they are received and recorded as expense of the company as they are paid. Period expenses are recognized when incurred.

(c) Accounts Receivable

An allowance for doubtful accounts is provided equal to the estimated loss of collection that will be incurred in the collection of all accounts. As of March 31, 2003, the allowance for doubtful accounts was zero.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Investments, which consist of government-backed money market funds are recorded at cost which approximates market value.

(e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. Those estimates include an allowance, if any, for uncollectible accounts.

Coldbrooke Financial Services, Inc.
Notes to Financial Statements
March 31, 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Income Taxes

The company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statements carrying amounts and the tax bases of assets and liabilities.

NOTE 2 – CASH & CASH EQUIVALENTS

Following is a summary of cash and cash equivalents at March 31, 2003:

Cash in bank	$ 14,770
John Hancock US Government Cash Reserve Fund	61,263
Total	$ 76,033

NOTE 3 – INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of income are as follows:

Current	$ 21,833
Deferred	0
Total	$ 21,833

During the fiscal year ended March 31, 2003, the cash amount paid for income taxes was $10,910.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The company's cash funds are located in a single financial institution. Cash accounts at the bank are insured by the FDIC for up to $100,000. As of March 31, 2003, the Company's cash balance did not exceed the insured limit.

The company also maintains cash balances in government backed money market funds which are not insured by the FDIC. The amount in these funds at balance sheet date was $61,263.

Coldbrooke Financial Services, Inc.
Notes to Financial Statements
March 31, 2003

NOTE 5 – COMMON STOCK

The Company is authorized to issue and has issued two classes of common stock: Class A common stock, a type of voting stock and Class B common stock, a type of non-voting stock.

NOTE 6 – B ASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the year. Diluted earnings per share are not presented because the Company has issued no common shares bearing any potential for dilution.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of a specified minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2003, the Company had net capital of $63,885, which was $58,885 greater than its required net capital of $5,000. The Company's net capital ratio was 0.2.

NOTE 8 – MAJOR CUSTOMERS/PRODUCTS

One hundred percent of the Company's revenue is derived from sales of a variety of products offered by one major insurance Company. If the insurance Company goes bankrupt or undergoes substantial change, it could adversely affect the Company's operations. However, with resources currently available to the Company, the Company should be able to change its operation and sell variety of other products from other insurance companies within a very short time.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company is provided administrative services from another company wholly owned by the shareholder. The charges for these services for the year ended March 31, 2003 was $ 551,482.

The two companies loan/borrow funds to/from each other to meet short term cash needs. At March 31, 2003, the company was owed $ 32,287 from this related entity.

SCHEDULE 1

COLDBROOKE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended March 31, 2003

Net Capital	
Total stockholder's equity	$ 98,397
Deduct stockholder's equity not allowable for net capital	
Total stockholder's equity qualified for net capital	98,397
Add:	
Subordinated borrowings allowable in computation of net capital	
Total capital and other allowable credits	98,397
Deductions and/or charges	
Nonallowable assets:	
Loan receivable from shareholder	(1,000)
Receivable from related entity	(32,287)
Net Capital before haircuts	65,110
Haircuts on securities	(1,225)
Net Capital	$ 63,885
Aggregate indebtedness	
Items included in the financial statement	
Income taxes payable	10,923
Total liabilities included in the financial statement	10,923
Total aggregate indebtedness	$ 10,923
Minimum net capital required based on aggregate indebtedness	$ 728
Minimum dollar requirement	$ 5,000
Net capital required	$ 5,000
Excess net capital	$ 58,885
Excess net capital @ 1000%	$ 62,792
Ratio: aggregate indebtedness to net capital	0.2

See accompanying notes and auditors' report.

SCHEDULE 1

COLDBROOKE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended March 31, 2003

Reconciliation with company's computation
Net Capital

Net Capital as reported in Company's Part IIA (unaudited) FOCUS report	$	76,033
Audit adjustment to record amount due from related entity		32,287
Audit adjustment to record income tax provision		(10,923)
Unallowable assets booked by audit adjustments		
Due from related entity		(32,287)
Hairuct on marketable securities omitted from original report		(1,225)
Net Capital as reported in this Schedule 1	$	63,885

Aggregate Indebtedness

Aggregate indebtedness as reported in Company's Part IIA (unaudited) FOCUS report	$	-
Audit adjustment to record income tax provision		10,923
Aggregate indebtedness as reported in this schedule 1	$	10,923

CARLSON
&
SMITH LLP
CERTIFIED PUBLIC ACCOUNTANTS

WARNER CENTER
21900 BURBANK BOULEVARD, SUITE 200
WOODLAND HILLS, CALIFORNIA 91367
(818) 887-3505
FAX (818) 887-6439

INTERNAL CONTROL REPORT


SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2003
WASH. D.C. 187 SECTION

Board of Directors
Coldbrooke Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Coldbrooke Financial Services, Inc. for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carlson + Smith LLP

Woodland Hills, California

May 26, 2003